                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                    Marcum Natural Gas Services, Inc.
--------------------------------------------------------------------------------

                                                   (Name of Issuer)

                                                     Common Stock
--------------------------------------------------------------------------------

                                            (Title of Class of Securities)

                                                      566323309
--------------------------------------------------------------------------------

                                                    (CUSIP NUMBER)

                                                  Kenneth B. Funsten
                                                  121 Outrigger Mall
                                               Marina del Rey, CA 90292
                                                       (310) 577-7887

                                 (Name, Address and Telephone Number of Person
                             Authorized to Receive Notices and Communications)

                                                  - with copies to -


                                             Michael G. Tannenbaum, Esq.
                               Newman Tannenbaum Helpern Syracuse & Hirschtritt
                                            900 Third Avenue - 13th Floor
                                               New York, New York 10022
                                                    (212) 508-6700

                                                  May 18, 1999
                                            (Date of event which requires
                                              filing of this statement)
                                                 CUSIP No. 566323309

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                    Page 1 of 6 Pages

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 ------------------------                             ------------------------
|   CUSIP NO.566323309   |           13D             |  Page 2 of 6           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth B. Funsten
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           PN/00
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        463,012 Shares of Common Stock (See Item 5)
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |        463,012 shares of Common Stock (See Item 5)
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          463,012 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [X]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.83% of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
- ------------------------------------------------------------------------------


                               Page 2 of 6 Pages

CUSIP No. 566323309                                  SCHEDULE 13D



This Amendment No.3 to Schedule 13D is filed to report the intentions of the reporting person to take certain actions with respect to Marcum Natural Gas Services, Inc. (the "Issuer") as discussed in Item 4 hereof.

Item 1.  Security and Issuer.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.


Item 2.  Identity and Background.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.

Item 3.  Source and Amount of Funds or Other Consideration.

There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.

Item 4   Purpose of Transaction

The purpose of the transactions reported in this Schedule 13D and amendments thereto was and is investment in the securities of the Issuer. At the present time, Mr. Kenneth B. Funsten, General Partner of FamCo Value Income Partners, L.P., is concerned with the composition of the Issuer's Board of Directors and the adequacy of the Board's oversight of management and the serious gap between projected and actual operating results. A board of directors has a duty to its shareholders to review the effectiveness of company management to project operating results (both internally and externally) and its ability to achieve those results. Mr. Funsten has submitted a letter to the Issuer's Board of Directors with respect to his concerns, requesting a meeting with the outside, independent directors of the Issuer's Board of Directors. In addition, Mr. Funsten wishes to respond to the letter dated March 15, 1999, from Mr. W. Phillip Marcum, President, Chief Executive and Chairman of Marcum Natural Gas Services, Inc., by informing the Board that he is voting all of his shares against their nominees for reelection (two of whom are company insiders) and against what he considers to be the wasteful and unnecessary change of the corporate name. A copy of the letter described above is attached hereto as Exhibit #1.

In addition to the foregoing, Mr. Funsten may hold talks and discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects, regarding ways to increase shareholder value. Mr. Funsten intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to him, Mr. Funsten may purchase, directly or indirectly, additional shares of the Issuer's stock or dispose of some or all

                                                 Page 3 of 6 Pages
of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Mr. Funsten does not have any current plans or proposals which would result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b.        an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g.        changes  in  the  Issuer's   charter,   by-laws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.        any action similar to any of those enumerated above.


Item 5.Interest in Securities of the Issuer.

     (a) - (b) There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.

     (c) There have been no transactions in the securities of the Issuer by the reporting person since the date of the prior amendment, Amendment No. 2, to this Schedule 13D.

     (d) There has been no change in the information previously reported in this item of this Schedule 13D and amendments to the same filed by the reporting person.


                                                 Page 4 of 6 Pages

(e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.           Material to be Filed as Exhibits

Letter to the Board of Directors of the Issuer from Kenneth B. Funsten dated May 18, 1999, with enclosure.

                                                 Page 5 of 6 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 18, 1999



-------------------------------------------------------------------------

Signature


/s/ Kenneth B. Funsten
-------------------------------------------------------------------------

Name/Title


Kenneth B. Funsten


                                                 Page 6 of 6 Pages

                              EXHIBIT





May 18, 1999


The Board of Directors of
Marcum Natural Gas Services, Inc.
1675 Broadway, Suite 2150
Denver, CO  80202

Dear Sirs:

As stated in our letter of March 15, 1999, to Mr. W. Phillip Marcum, President, Chief Executive Officer and Chairman of Marcum Natural Gas Services, Inc. we have waited until May 1, 1999, for you to announce your support for the withdrawal of the restrictive Stockholder Rights Plan. Instead, you have not only made no such announcement, but you have failed to allow the stockholders of Marcum Natural Gas Services, Inc. even to consider repealing the Plan, a plan which, in our view, is detrimental to shareholders and contributes to the entrenchment of management and other insiders. Consequently, we shall vote against the reelection of your nominees to the Board (two of whom are management insiders) and against the unnecessary cost related to changing the corporate name.

In Mr. W. Phillip Marcum's March 25, 1999, reply to me (filed as an Exhibit to the Company's Form 8-K), he fails to address the harm being done to shareholders by the Stockholder Rights Plan in depriving them of liquidity. Instead, he cites a study which purports to show that rights plans increase takeover bids. (I wonder if this study was done by the same organization that did the study last year, about which Mr. W. Phillip Marcum told me and others "proving" that reverse stock splits, such as the one this Company decided to do last year, benefit stockholders and stock price). As usual, Mr. W. Phillip Marcum's two pages of "reasons," this time for keeping the Rights Plan, pale beneath the real facts most apparent to stockholders--that the stock price of this Company has done nothing but decline for years under current management.

Mr. W. Phillip Marcum has also indicated on more than one occasion that he may be inclined at some point in the future to take Marcum Natural Gas Services, Inc. private if its stock price does not improve. As the stock price declines further and further, in large part due to a poor record of earnings and a lack of corporate credibility, taking this company private may become possible at a greater and greater discount to book value, or to any other commonly used measure of fair market value. We are concerned that, in taking the Company private, Mr. W. Phillip Marcum and other insiders may attempt to acquire a larger ownership percentage at these reduced levels. It is our opinion that if it is Mr. W. Phillip Marcum's intention (possibly along with other insiders) to take the Company private at such a discount, you, the Board of Directors, would ultimately be responsible for allowing this.

I, Kenneth B. Funsten, the General Partner of FamCo Value Income Partners, L.P., and the largest outside shareholder of Marcum Natural Gas Services, Inc., hereby request an immediate private meeting with the outside Directors of the Company in order to discuss the aforementioned issues; I believe that such a meeting would be in the best interests of the outside Board members as well as all shareholders. In all likelihood, the insiders or senior management would not view such a meeting to be in their best interests, and will try to convince you to deny my request. I urge you to exercise your independent judgment, not make excuses and agree to this meeting because I believe it would be in the best interests of the shareholders.

Let us review recent history: In the last twelve months, the Board of Directors of Marcum Natural Gas Services, Inc. has overseen a business that has failed even to come close to its own projections and hence the expectations of investors, causing the publicly traded equity to lose over 65% of its value during that time. The expectations of investors have been fed via management guidance--through telephone calls, personal meetings and company-guided research. Given the vast divergence between management's projections and actual results, it is apparent to me that 1) there are not adequate systems in place allowing management accurately to project earnings, or 2) management does not have a firm grasp on the company which it manages. This has serious consequences. A board of directors has a duty to its shareholders to make all efforts to inform itself regarding the effectiveness of company to project the extent of operating profitability or loss compared to its ability actually to achieve the projected operating results. At Marcum Natural Gas Services, Inc., whether it is intentional or not, the Board of Directors is in my view contributing to investors' continued disappointment.

The Board of Directors of Marcum Natural Gas Services, Inc. is significantly weighted toward insiders. Four members are technically independent, while four members are direct or indirect insiders, with one vacancy. This is not typical of a publicly traded company and may illustrate the very essence of "a rubber-stamp board." This dilutes the underlying purpose of a board of directors--to oversee officers and senior management and to act as the fiduciary to the shareholders. Given the current insider- laden structure of this Board of Directors, accountability may be compromised if not completely eliminated. This puts a greater onus on the outside directors to be responsive to shareholders rather than the interests of insiders, management and fellow Board members.

Instead, in my view, the Board appears to be more responsive to the Company's upper management at shareholders' expense. Unlike the Company's stock price, management compensation has not declined 65% over the past twelve months. In fact, on December 3, 1998, the two most senior officers, Mr. W. Phillip Marcum, the CEO, and Mr. Bradlley Gabbard, the CFO and currently nominated for reelection to the Board of Directors, felt it necessary to amend their employment agreements and bless shareholders with their services for another three years. Moreover, these employment agreements provide for what many would consider to be egregious compensation upon the sale of the company for Mr. W.
Phillip Marcum and for Mr. Bradley Gabbard. Instead of focusing on the lackluster operations of the past or on FY99 future performance, these officers seem to have been focused on further solidifying their own entrenchment. Most disturbing is that the Board of Directors approved these amended and extended employment agreements, again creating in our eyes the appearance that this is in fact a "rubber-stamp" board.

The compensation committee of any board of directors should be composed of independent non-employee directors, exactly to protect against abuse. Yet at Marcum Natural Gas Services, Inc., Mr. W. Phillip Marcum is one of three members of the Compensation Committee, in our view providing shareholders more evidence that the Directors of the Company are not fulfilling their individual and collective responsibilities to shareholders.

It is for all of the above reasons, summarized by our opinion that this Company is being run for someone other than the shareholders, that FamCo Value Income Partners, L.P. will vote its shares against the three nominees for reelection proposed by the Board of Directors, two of whom are management insiders at Marcum Natural Gas Services, Inc.

The second material point we are being asked to vote on in the 1999 Proxy Statement is the change of the Company's name from Marcum Natural Gas Services, Inc. to Metretek Technologies, Inc. Besides costing an unknown and undetermined amount to implement, the name change may be misleading and, in our opinion, will not result in increasing shareholder value or the stock price one iota. In fact, won't it still be necessary to give the same legal disclaimer (as in the last press release, announcing the name change) that this Company is dependent on the energy and gas industries, subject to the risks and uncertainties of "the energy industry in general and the natural gas industry in particular"? What is to become of the Southern Flow subsidiary, which has been the cash cow providing fuel for the Metretek experiment? This seems one more ill-advised but expensive charade, like the reverse stock split and the issuance of warrants last year. When Mr. W. Phillip Marcum says to shareholders that running a public company is the problem, that the expenses of being a public company are why he loses money, aren't these cosmetic gestures what are truly the most wasteful of the "public" expenses? Then why does the Board continue to approve these frivolities?

The headquarters of Marcum Natural Gas Services, Inc. are located in Denver, far from its two operating subsidiaries in Louisiana and Florida. Beyond holding the files of shuttered Marcum Gas Transmission, the spacious Denver office seems to serve little purpose besides convenience for Mr. W. Phillip Marcum and Mr. Bradley Gabbard, both longtime residents of Denver. In fact, the annual meeting is being held in Florida, further substantiating where the real business of the Company transpires. But at Marcum, things in my view seem to be not done for shareholders or even for rational business reasons. Headquarters seem located not where it would do the most good for operations, but where it seems convenient for senior officers. And shareholder meetings seem to be held where no one is likely to attend, so that the type of angry and embarrassing meeting that was reportedly held two years ago in Denver may not be repeated.

Moreover, it appears from a recent letter which we received from Mr. W. Phillip Marcum that the Company's headquarters office address is now being used in connection with a solicitation for the benefit of Texas Governor and presidential hopeful George W. Bush. I would guess that you all received the same solicitation that I did, sent from Company headquarters at 1675 Broadway, Suite 2150, Denver, Colorado. Based upon his letter, I can only conclude that Mr. W. Phillip Marcum is conducting a "friend to friend" fundraising campaign for Governor Bush and his potential presidential campaign. We have no idea here whether this apparent use of a public corporation's free services has been correctly declared or even approved by the Governor's organization, but this seems to be yet another example of the assets of Marcum Natural Gas Services, Inc. being used for something other than the work of increasing shareholder value.

You, the Board members, in our opinion, are ultimately responsible.

As the largest outside owner of Marcum Natural Gas Services, Inc. common stock, I ask you to fulfill your fiduciary responsibilities, not to "rubber stamp" these management frivolities and not to cooperate with this transfer of rightful ownership, as long as you are serving as the legal fiduciaries for me and other shareholders.

I request a meeting with the outside directors of Marcum Natural Gas Services, Inc. for the purpose of further informing you regarding the drastic dichotomy between what shareholders have been told and have been led to expect and management's inability to produce the projected results. I look forward to discussing the preceding with you and other independent shareholders at the earliest convenience.

Respectfully yours,


FamCo Value Income Partners, L.P.

By: Funsten Asset Management Company
Its General Partner


By _______________________________
Kenneth B. Funsten, CFA
President & Portfolio Manager